Commercial Property Corporation
                    9005 Cobble Canyon Lane
                        Sandy Utah 84093

United Stated Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549

February 9, 2006

Dear Ladies and Gentlemen:

          The Registrant has revised its disclosure to state that there were no disagreements between the Registrant and Pritchett Siler & Hardy during our two most recent fiscal years, or the interim period to February, 6, 2006, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved, would have caused Pritchett Siler & Hardy to make reference to the subject matter of the disagreement in connection with its reports. The Registrant has also obtained an updated Exhibit 16 letter.

          The Registrant further acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 8-K filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the 8-K filing, and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                         Yours truly,

                         /s/ David C. Merrell


                         David C. Merrell
                         President and
                         Director